NASUS PHARMA

A NEW FRONTIER IN INTRANASAL DRUG DELIVERY

A clinical-stage pharmaceutical company leveraging its proprietary powder-based intranasal technology to develop innovative intranasal products



Company Presentation – February 2026

Ticker **NSRX** Exchange **NYSE American**

Forward Looking Statements; Disclaimer

This presentation of Nasus Pharma Ltd. (the “Company”, “Nasus” or “Nasus Pharma”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities law. Words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company uses forward-looking statements when it discusses its growth strategy, product development timelines, expected clinical outcomes, market opportunities, regulatory pathways, potential partnerships, and the expected success, development, commercialization and market opportunity of its proprietary intranasal drug delivery platform, including NS002 and its other pipeline programs. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, please review the Company’s reports and other documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus dated August 12, 2025 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

This presentation does not constitute or form part of and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase securities of the Company or any other entity, and nothing contained herein shall form the basis of or be relied on in connection with any action, contract, commitment or relating thereto or to the securities of the Company.

No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the presentation. The presentation has not been independently verified and will not be updated. The presentation, including but not limited to forward-looking statements, applies only as of the date of this document and is not intended to give any assurances as to future results.

Company Highlights

Nasus is Uniquely Positioned to Transform Care via Intranasal Drug Delivery

Proprietary **Nasax** powder technology aims to enhance intranasal drug absorption for improved outcomes in high-impact indications

Use of well-known active pharmaceutical ingredients ("APIs") reduces risk and enables 505(b)2 regulatory pathway

NS002 was designed to address limitations of injectable Epinephrine, with a needle-free, easy-to-administer product, and has already demonstrated in Phase 2 studies the potential for faster and higher absorption*

Strong financial position enabling clinical development of key assets

Positioned for growth with multiple pipeline opportunities

Robust IP with long-lived patent portfolio based on Nasax technology

* None of the studies of NS002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

Robust Asset Pipeline Setting Up Potential for Long Term Growth

Addressing Significant Medical Emergencies



Drug Candidate	Molecule	Indication	Preclinical	Phase 1	Phase 2	Pivotal Trial	Next Milestone
NS002	Epinephrine	Anaphylaxis	Phase 2 repeat dose PK study interim results reported				Pivotal study expected to initiate Q4 2026
NS003	Ondansetron	Nausea and Vomiting	Preclinical				FIH study H2/26
NS004	Undisclosed	Metabolic	Preclinical				FIH study H2/26
NS005	Undisclosed	Cardiovascular	Preclinical				TBD
NS001*	Naloxone	Opioid overdose	Pivotal Phase 3 completed (n=42)				Available for partnering

NASUS PHARMA

*Platform validation

Proprietary Nasax Platform Enables Superior Drug Absorption

Powder formulation can reach all parts of nasal cavity; The greater intranasal absorption area enables faster delivery and higher maximal drug concentration compared to liquid formulations

Liquid formulation



Powder formulation



Liquid Spray	Dry Powder
Less surface adhesion	Uniform nasal surface adhesion
Pooling and runoff into nasopharynx	Minimal runoff or drip
Variable droplet size	Uniform spherical size
Slower, less predictable absorption	**Higher and faster absorption**



Nasax – proprietary powder formulation for intranasal delivery comprised of uniform size spherical API and a carrier approved for inhalation.

Technology targets a rapid and precise delivery of the drug to blood stream and brain.

Stability data demonstrated potential for longer shelf-life

Respiratory Drug Delivery 2021 – Williams et al.

NASUS PHARMA



NS002:
INTRANASAL EPINEPHRINE

Anaphylaxis: A Time-Critical Medical Emergency



Anaphylaxis is a severe allergic reaction; fatal in ~1% of cases[1]

The **standard of care for anaphylaxis is Epinephrine** – this is typically self-administered via an Epinephrine auto-injector (EAI) or given via intramuscular (IM) injection by a healthcare provider

Quick Epinephrine delivery can make the difference between life and death

Faster is better: threshold of 100pg/ml[6] epinephrine required to begin resolving anaphylaxis

SERIOUS PATIENT DISCOMFORT → **HIGHER RISK OF HOSPITALIZATION AND DISEASE PROGRESSION[3,4,5]**

5 MINUTES
TYPE I SEVERE ALLERGIC REACTION

- Hypotension, dizziness, faintness
- Rhinitis, watery red eyes
- Rashes, itching (urticaria)
- Rapid swelling (angioedema) including lips, tongue, throat
- Difficulty breathing
- Abdominal and chest pain, vomiting

15 MINUTES
LIKELIHOOD OF LIFE-THREATENING REACTION

Time to respiratory arrest or shock:[2]

FOOD ALLERGY: 30–35 minutes

INSECT STING ALLERGY: 10–15 minutes

DRUG ALLERGY: <10 minutes (Mortality in drug anaphylaxis is 6 times higher compared to other causes[6])

15-30 MINUTES
ANAPHYLAXIS

- Sudden drop in blood pressure leads to anaphylactic shock and cardiovascular failure
- Airways narrow blocking breathing, leading to loss of consciousness
- Possible death

NASUS PHARMA

Source: [1] Cantor Fitzgerald Research; Reber et al. 2017 J Allergy Clin Immunol; Allergy and Asthma Network; Nguyen et al. 2021 Int J Mol Sci; Munoz-Cano et al. 2017 Front Immunol [2] Emergency treatment of anaphylactic reactions: guidelines for healthcare providers. Resuscitation Council (UK); 2016, [3] JF Philips et al. Allergy Asthma Proc (2011), [4] JT Fleming et al. J Allergy Clin Immunol Pract (2014), [5] E. Andrew et al. Prehospital Emergency Care (2018), [6] Yu RJ et al. J Allergy Clin Immunol Pract. (2021) 7. Source: Clutter WE, Bier DM, Shah SD, Cryer PE. Epinephrine plasma metabolic clearance rates and physiologic thresholds for metabolic and hemodynamic actions in man. J Clin Invest.

NS002 Designed to Address the Limitations of Intramuscular Epinephrine

Autoinjectors[1] with a 12-18 month shelf-life

Large and bulky to carry[2]

Many patients avoid autoinjectors due to a fear of needles[3]

15cm


EpiPen

The proposed solution: **NS002**

Product candidate aims to offer a needle-free solution, longer shelf-life, easily administered by trained professionals and patients alike, potentially delivering greater and faster drug absorption, portable and convenient to carry alternative to EpiPen®

8cm



1. Cantor Fitzgerald Research; Kaplan et al. 2023 AAAAI Annual Meeting; Census.Gov; CDC.Gov; Payroll.Org
2. Cantor Fitzgerald Research; Market Watch; Kaplan et al. 2023 AAAAI Annual Meeting
3. Cantor Fitzgerald Research; Lowenthal et al. 2023 AAAAI Annual Meeting; Asthma and Allergy Foundation of America; Brooks et al. 2017 Ann Allergy Asthma Immunol; Fleming et al. 2015 J Allergy Clin Immunol Pract; McMurty et al. 2015 Clin J Pain

Anaphylaxis: A Growing Opportunity in a Large Market

~1-3% Estimated prevalence of anaphylaxis among the global population[1]

~40M Patients with type 1 allergies in the U.S.[3]

~20M Patients experience severe type I allergic reactions at risk of anaphylaxis[3]

~$2.3B Global Epinephrine market in 2024[2]

+6.5% CAGR From 2010 to 2023[3]

+12.7% YoY growth in 2023[3]

~7M Prescribed Epinephrine[3]


~50%

Do not carry Epinephrine[3]


~50%

Do not refill regularly[3]

Significant opportunity exists in the Epinephrine market as **many patients remain under or un-treated** (at-risk patients lack active Epinephrine prescription) **A needle-free Epinephrine product could address this opportunity**

1. McLendon, K., & Sternard, B. T. (2023, January 26). Anaphylaxis. In StatPearls. StatPearls Publishing.
2. Fortune Business Insights. (2025, February 10). Epinephrine market size, share & industry analysis, by product type (auto-injectors, pre-filled syringes, and ampoules & vials), by application (anaphylaxis, cardiac arrest, respiratory disorders, and others), by distribution channel (hospital pharmacy and retail & online pharmacy), and regional forecast, 2024-2032.
3. Cantor Fitzgerald Research; Raymond James Research

NASUS PHARMA

NS002: Clear Roadmap to NDA

- Following FDA guidance based on the 505(b)(2) regulatory pathway
- Demonstration of comparable PK/PD to EpiPen® only requirement for regulatory approval
    - Pivotal trial expected to initiate Q4 2026
- Short and cost-effective clinical development



Completed NP002: NS002 pilot study
Completed NP006: NS002 EpiPen® single dose PK Phase 2 study
NP007: NS002 Phase 2 repeated dose PK/PD interim readout
Initiate NS002 pivotal clinical study
Initiate NS002 pediatric study
Submit NS002 NDA
Q3 2021
Q2 2022
Q1 2023
Q3 2025
Q1 2026
Q3 2026
Q4 2026
Q1 2027
Q2 2027
Pre-IND meeting w/ FDA
Submit NS002 IND
Pivotal study readout

NDA: New Drug Application

The Competitive Landscape Indicates a Large and Expanding Opportunity for Needle-Free Epinephrine

PK Parameters	ARS Pharma[1] (Market Cap $1.05B*) Neffy (nasal spray) Commercial (N=36)	Orexo[2] (Market Cap SEK1.15B*) OX640 (nasal powder) Clinical	Aquestive[3] (Market Cap $403.8M*) ANAPHYLM (sublingual) NDA filed (N=15)	EpiPen®[4] (N=24)	Nasus Pharma[5] (Market Cap $64M*) NS002 (nasal powder) Phase 2 clinical study NP007 (N=22)
Cmax $_{pg/ml}$ (mean)	491	377	372.8	548	**654**
Tmax $_{min}$ (median)	20	25	12	15	**10**
AUC 0-10min $_{h*pg/ml}$ (mean)	17.6	15.3	11.0	47.5	**68.7**
AUC 0-30min $_{h*pg/ml}$ (mean)	106.7	96.6	82.6	179.5	**239.4**
T100pg/ml $_{min}$ (mean)	9	5	7	5.4	**1.7**
% of patients reaching 100pg	18% at 5 min 55% at 10 min	n/a	82% at 10 min 91% at 15 min	67% at 5 min 87% at 10 min	**91% at 5 min** **96% at 10 min**

*Market caps as of 18/01/2026. 1. ARS data –ARS PHARMACUETICALS INC., FDA ADVISORY BOARD BRIEFING DOCUMENT, 2023. from study EPI 16, in healthy volunteers with allergic rhinitis FDA Briefing Document, NDA/BLA# 214697, 2023 2. Orexo 3. Aquestive Anaphylm (epinephrine) Sublingual Film Oral Allergy Syndrome Challenge Study Supplemental Materials October 24, 2024. Results without allergen. Kraus at al. Ann Allergy Asthma Immunol 000 (2025) 1-7. EpiPen- results in Nasus clinical study NP-007 in healthy volunteers with allergic rhinitis. 5. Nasus- clinical study NP-007, in healthy volunteers with allergic rhinitis. Transforming AUC data from min*pg/ml to h*pg/ml: divide in 60 (60 min/1h)

Healthy volunteers with allergic rhinitis – normal conditions

NASUS PHARMA

These PK parameters provide insight into the absorption characteristics of each product or product candidate. We believe it is important to interpret the results of clinical studies in the context of the intranasal epinephrine market. Although there has not been a head-to-head study comparing the four product candidates, the four studies presented above were conducted to explore the PK of epinephrine to support FDA approval of the product candidates and included similar study designs, patient populations, study endpoints and follow-up periods in compliances with FDA standard requirement for 505b2 approval.

Market Research* Shows Onset of Action is Important to Allergists

Speed of onset overwhelmingly important to physicians prescribing an epinephrine product



Not important/not a factor 3%
Slightly important 0%
Moderately important 7%
Critically important/only factor 13%
Very important 77%

When selecting an epinephrine device and formulation for patients to carry for anaphylaxis, how important is speed of onset in your clinical decision making?

Time to reach maximum epinephrine concentration impacts caregivers' recommendation of epinephrine product



1
1
12
8
8
No impact
Minor impact
Moderate impact
Significant impact
Strongly influence

Assuming no clinically meaningful differences in peak plasma concentration (Cmax) and overall safety, how would a difference in time to reach the highest blood concentration (10 minutes vs. 30 minutes) influence your willingness to recommend one intranasal epinephrine product over another, if at all?

Time to therapeutic epinephrine threshold is highly clinically meaningful to physicians



0
0
4
12
14
Not meaningful
Slightly meaningful
Moderately meaningful
Very meaningful
Extremely meaningful

If product data showed 91% of patients reached a therapeutic plasma epinephrine concentration (≥100 pg/mL) within 5 minutes and 96% within 10 minutes, compared with another product that showed 18% of patients reached this level within 5 minutes and 56% within 10 minutes, how clinically meaningful is this for you?

NASUS PHARMA

*Survey conducted by Slingshot in February 2026 sampling 30 board-certified allergist/immunologists prescribing epinephrine

NS002:

NP007: PHASE 2 REPEATED DOSE AND NASAL ALLERGIC CHALLENGE STUDY



Study NP007: Designed to Compare Bioavailability, PK, PD and Safety of Single and Repeat Dosing with and without Nasal Allergic Challenge (NAC)



Group 1
n=25
50 healthy volunteers
(male and female)
with allergic rhinitis
Age 18-55
Group 2
n=25
Interim analysis
Week 1: Nasal allergic challenge NS002 4mg
Week 2: EpiPen® 0.3mg
Week 3: NS002 4mg
Week 4: 2xEpiPen® 0.3mg
R 1:1
Week 5: 2xNS002 4mg L+L nostril
2w washout
Week 7: Nasal allergic challenge 2xNS002 4mg L+L nostril
Week 5: 2xNS002 4mg R+L nostrils
2w washout
Week 7: Nasal allergic challenge 2xNS002 4mg R+L nostrils
R 1:1
Week 1: Nasal allergic challenge 2xNS002 4mg L+L nostril
Week 1: Nasal allergic challenge 2xNS002 4mg R+L nostrils
Week 2: 2xEpiPen® 0.3mg
Week 3: 2xNS002 4mg L+L nostril
Week 3: 2xNS002 4mg R+L nostril
Week 4: EpiPen® 0.3mg
Week 5: NS002 4mg
2w washout
Week 7: Nasal allergic challenge NS002 4mg

On each dosing day:
PK sampling:
-1 to 4hr. (14 samples)

PK/PD parameters: T100, Cmax, Tmax, AUC, SBP, DBP, PR, RR

NASUS PHARMA

T100 – time to therapeutic threshold of 100pg/ml epinephrine; Cmax – highest concentration of epinephrine achieved in bloodstream; Tmax – time to peak epinephrine concentration; AUC – area under curve SBP – systolic blood pressure; DBP – diastolic blood pressure; PR – pulse rate; RR – distance between R-waves

Study NP007 Strengthens NS002's Potential to be Best in Class

1. Phase 2 repeat dose study validates former PK and safety findings, further demonstrating attributes of nasal powder technology: Rapid and high delivery of epinephrine required in anaphylaxis.

2. NS002 demonstrated faster absorption:
   - Shorter Tmax and T100.
   - 91% of participants achieved 100pg/ml after single dose at 5 minutes.
   - 96% of participants achieved 100pg/ml after single dose at 10 minutes.

3. Cmax, and total AUC comparable or higher than EpiPen®.

4. Pharmacodynamic effects tracks EpiPen® response and kept within normal physiological limits.

5. NS002 was well tolerated across all 50 treated subjects:
   - No SAEs reported.
   - No cardiovascular ("CV") AEs.
   - Most AEs were local in nature and self resolving, with 95% mild and 5% moderate.

Faster, Higher and Sustained Absorption in Critical Therapeutic Window



Single dose results:
Geometric mean +SE, 0.5hr
Plasma epinephrine concentration (pg/mL)
600
500
400
300
200
100
0
0
5
10
15
20
25
30
Time (min.)
A. NAC + IN spray
B. EpiPen
C. IN spray, normal conditions

NASUS PHARMA

NS002 Demonstrates Favorable PK vs. EpiPen®

Geometric mean plasma epinephrine concentration over time:


NP007 Ph2 interim analysis
Nasus (4mg) x1
NAC+ Nasus (4mg) x1
EpiPen x1
Plasma Eipnephrine (pg/mL)
500
450
400
350
300
250
200
150
100
50
0
0
5
10
15
20
25
30
35
40
45
50
55
60
Time (min.)

Neffy® PK vs. EpiPen®*

Neffy®'s Published Pharmacokinetic Data from FDA Approval Materials**



Epinephrine Geometric Mean Concentration-Time Profiles
ARS-1 2 mg with challenge (N=33)
ARS-1 2 mg without Challenge (N=36)
Adrenalin 0.3 mg (N=31)
Adrenalin 0.5 mg (n=31)
Plasma Concentration (pg/mL)
350
300
250
200
150
100
50
0
0
10
20
30
40
50
60
Time (min)

* The pharmacokinetic information presented above is based solely on publicly available data from the Neffy® FDA approval package. The Company has not conducted any head-to-head clinical trials comparing NS002 and Neffy®, and the studies referenced were conducted independently under different study designs, conditions, and patient populations. Accordingly, no direct comparisons between the pharmacokinetic profiles of NS002 and Neffy® should be made or inferred.

**Source: FDA approval package for Neffy® (NDA/BLA No. 214697, 2023)

NS002 Single Dose vs. EpiPen® : Higher Cmax, Shorter Tmax and T100



Cmax (pg/mL)
Geometric mean
900
800
700
600
500
400
300
200
100
0
Cmax (pg/mL)
505.03
547.52
654.58
A. NAC + IN spray
B. EpiPen
C. IN spray, normal conditions
Tmax (min.)
median
16
14
12
10
8
6
4
2
0
Time (min.)
4.2
15
10.8
A. NAC + IN spray
B. EpiPen
C. IN spray, normal conditions
T100 (min.)
median
3.5
3
2.5
2
1.5
1
0.5
0
Time (min.)
0.53
3.01
1
A. NAC + IN spray
B. EpiPen
C. IN spray, normal conditions

More Subjects Achieved Epinephrine Threshold with NS002 compared to EpiPen®


Proportion (%) who reached 100pg/mL
Proprtion reached 100pg/mL (%)
110
100
90
80
70
60
50
40
30
20
10
0
77.8
60.9
33.3
88.9
91.3
66.7
92.6
95.7
83.3
92.6
95.7
87.5
96.3
95.7
87.5
0
2.5
5
7.5
10
15
Time (min.)
A. NAC + IN spray
C. IN spray, normal conditions
B. EpiPen

NASUS PHARMA

Subject Achieving Epinephrine Threshold with Neffy*

Time to reach 100 pg/mL (minutes) median

Single dose	Double dose
ARS "Neffy" **9**	ARS "Neffy*" x2 **7-9**

Subjects who reached 100 pg/ml within 60 minutes

	Single dose	Double dose	
Time (minutes)	ARS "Neffy*"	ARS "Neffy*" x2	
		L/R	R/R
5	18%	25%	20%
10	55%	55%	50%
30	82%	95%	100%
60	82%	95%	100%

*ARS data were extracted from published graphs in FDA approval package: Clinical Pharmacology Reviewer. Study EPI16. NDA/BLA# 214697 . 2023

NS002 Pharmacodynamic Response Tracks EpiPen® and Kept Within Normal Limits

Median change from baseline - Systolic blood pressure (Single dose)


A. NAC+ Nasus 4mg
B. EpiPen
C. Nasus 4mg
Median change (mm Hg)
20
15
10
5
0
-5
-10
0
20
40
60
80
100
120
Time (min.)

Baseline mm Hg (median):

NAC+Nasus x1	EpiPen	Nasus x1
119	114	114

Median Change from baseline- Diastolic blood pressure (Single Dose)


A. NAC+ Nasus 4mg
B. EpiPen
C. Nasus 4mg
Change from baseline (mm Hg)
20
15
10
5
0
-5
-10
0
20
40
60
80
100
120
Time (min.)

Baseline mm Hg (median):

NAC+Nasus x1	EpiPen	Nasus x1
70	67	66

NASUS PHARMA

NS002 Pharmacodynamic Response Tracks EpiPen® and Kept Within Normal Limits Cont.

Median change from baseline- Heart rate (Single dose)



A. NAC+ Nasus 4mg
B. EpiPen
C. Nasus 4mg
HR Median change (BPM)
20
15
10
5
0
-5
-10
0
20
40
60
80
100
120
Time (min.)

Baseline BPM (median):

NAC+Nasus x1	EpiPen	Nasus x1
76	75	73

Repeat Dosing Continues to Demonstrate Faster, Higher and Sustained Absorption in a Dose Proportional Manner

Normal conditions:
Geometric mean+SE, 0.5hr



D. EpiPen * 2 (L/R)
E1. IN * 2 (L/L), normal conditions
E2. IN * 2 (L/R), normal conditions
Plasma epinephrine concentration (pg/mL)
Time (min.)

NAC conditions:
Geometric mean+SE, 0.5hr



D. EpiPen * 2 (L/R)
F1. NAC + IN * 2 (L/L)
F2. NAC + IN * 2 (L/R)
Plasma epinephrine concentration (pg/mL)
Time (min.)

NASUS PHARMA

NS002 Repeated Dosing vs. EpiPen©: Higher Cmax, Shorter Tmax and T100


Cmax (pg/mL)
Geometric mean
Cmax (pg/mL)
1400
1200
1000
800
600
400
200
0
879.26
831.47
1087.93
923.13
817.32
D. EpiPen * 2 (L/R)
E1. IN * 2 (L/L), normal conditions
E2. IN * 2 (L/R), normal conditions
F1. NAC + IN * 2 (L/L)
F2. NAC + IN * 2 (L/R)


Tmax (min.)
median
Time (min.)
25
20
15
10
5
0
19.2
16.8
15.6
19.2
13.2
D. EpiPen * 2 (L/R)
E1. IN * 2 (L/L), normal conditions
E2. IN * 2 (L/R), normal conditions
F1. NAC + IN * 2 (L/L)
F2. NAC + IN * 2 (L/R)


T100 (min.)
median
Time (min.)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.7
0.87
0.62
1.01
0.88
D. EpiPen * 2 (L/R)
E1. IN * 2 (L/L), normal conditions
E2. IN * 2 (L/R), normal conditions
F1. NAC + IN * 2 (L/L)
F2. NAC + IN * 2 (L/R)

NS002 Repeat Dosing Tracks EpiPen® and Kept Within Normal Limits

Median change from baseline - **Systolic blood pressure (Normal conditions)**



D. EpiPen x2 (L/R)
E1. IN x 2 (L/L) normal conditions
E2. E2. IN x 2 (L/R) normal conditions
Median change (mm Hg)
Time (min.)

Baseline mm Hg (median):

EpiPen x2	Nasus x 2 (L/L)	Nasus x 2 (L/R)
115	111	116

Median change from baseline - **Systolic blood pressure (NAC conditions)**)



D. EpiPen x2 (L/R)
F1. NAC + IN x 2 (L/L)
F2. NAC + IN x 2 (L/R)
Median change (mm Hg)
Time (min.)

Baseline mm Hg (median):

EpiPen x2	NAC + Nasus x2 (L/L)	NAC + Nasus x2 (L/R)
115	114	116

NASUS PHARMA

NS002 Repeat Dosing Tracks EpiPen® and Kept Within Normal Limits Cont.

Median Change from baseline- Diastolic blood pressure (Normal conditions)



D. EpiPen x2 (L/R)
E1. IN x 2 (L/L) normal conditions
E2. E2. IN x 2 (L/R) normal conditions
Change from baseline (mm Hg)
Time (min.)
30
20
10
0
-10
0
20
40
60
80
100
120

Baseline mm Hg (median):

EpiPen x2	Nasus x 2 (L/L)	Nasus x 2 (L/R)
68	65	65

Median Change from baseline- Diastolic blood pressure (NAC conditions)



D. EpiPen x2 (L/R)
F1. NAC + IN x 2 (L/L)
F2. NAC + IN x 2 (L/R)
Change from baseline (mm Hg)
Time (min.)
30
20
10
0
-10
0
20
40
60
80
100
120

Baseline mm Hg (median):

EpiPen x2	NAC + Nasus x2 (L/L)	NAC + Nasus x2 (L/R)
68	66	65

NASUS PHARMA

NS002 Repeat Dosing Tracks EpiPen® and Kept Within Normal Limits Cont.

Median change from baseline- **Heart rate (Normal conditions)**



30
20
10
0
HR Median change (BPM)
D. EpiPen x2 (L/R)
E1. IN x 2 (L/L) normal conditions
E2. E2. IN x 2 (L/R) normal conditions
0
20
40
60
80
100
120
Time (min.)

Baseline BPM (median):

EpiPen x2	Nasus x 2 (L/L)	Nasus x 2 (L/R)
75	72	79

Median change from baseline- **Heart rate (NAC conditions)**



30
20
10
0
-10
HR Median change (BPM)
D. EpiPen x2 (L/R)
F1. NAC + IN x 2 (L/L)
F2. NAC + IN x 2 (L/R)
0
20
40
60
80
100
120
Time (min.)

Baseline BPM (median):

EpiPen x2	NAC + Nasus x2 (L/L)	NAC + Nasus x2 (L/R)
75	71	81

NASUS PHARMA

Study NP007 Demonstrates that NS002 is Well Tolerated after Single and Repeat Administration

(50 participants and 421 drug administrations)

- No SAEs reported
- No CV AEs
- Most AEs were local in nature and self resolving, with 95% mild and 5% moderate.
- 1 participant discontinued due to eye pain.

NS002:	No SAE	Moderate AEs = 4.8%	Mild AEs = 95.2%	59% of all AEs were local, 41% systemic
EpiPen®:	No SAE	Moderate AEs = 3.1%	Mild AEs = 96.7%	41% of all AEs were local, 59% systemic

Most common adverse events (more than 3 subjects)

Local: Runny nose*, administration site discomfort, nasal itching, nasal congestion.

Systemic: Headache, nausea, shakiness, stomach discomfort, lightheadedness, vomiting (only after double dose with NAC).

NASUS PHARMA

* This study included only participants with Allergic Rhinitis

Strong Global IP Position

Country	App. No.	Filed	*Patent No./* Publication No.	Grant Date/ Pub. Date	Status/Next action	Expiration date
PCT	PCT/IL2018/050914	19/08/2018	WO 2019/038756 A1		National Phase entered	**19/08/2038**
Australia	2018319592	19/08/2018	*2018319592*	*10/10/2024*	Granted	**19/08/2038**
Canada	3,071,552	19/08/2018			Examination in progress	**19/08/2038**
China	201880053994.X	19/08/2018	CN 110996912 A	10/04/2020	Final rejection due: **Mar 07, 2026 – Divisional is about to be filed**	**19/08/2038**
Europe	18849248.2	19/08/2018	3668490	24/06/2020	Examination in progress	**19/08/2038**
India	202017008951	19/08/2018	*416927*	*05/01/2023*	Granted	**19/08/2038**
Israel	272220	19/08/2018	*272220*	*02/04/2024*	Granted	**19/08/2038**
Japan	2020-508051	19/08/2018	*7334145*	*18/08/2023*	Granted	**19/08/2038**
USA	16/636,178	19/08/2018	*11,331,270*	*17/05/2022*	Granted	**19/08/2038**
USA	16/952,278	19/08/2018	*11,844,859*	*19/12/2023*	Granted	**19/08/2038**
USA	17/108,827	19/08/2018	*11,202,757*	*21/12/2021*	Granted	**19/08/2038**
USA	17/107,315	19/08/2018	*11,116,723*	*14/09/2021*	Granted	**19/08/2038**
China (DIV)					Pre-filed	

Strong Global IP Position

Country	App. No.	Filed	*Patent No./* Publication No.	Grant Date/ Pub. Date	Status/Next action	Expiration date
USA	62/989,913	16/03/2020			Term Ended	**16/03/2040**
USA	17/135,528	28/12/2020	*11,400,045*	*02/08/2022*	Granted	**28/12/2040**
PCT	PCT/IL2021/050288	16/03/2021	WO 2021/186437	23/09/2021	National Phase entered	**16/03/2041**
Argentina	20210100664	16/03/2021	AR121593 A1	22/06/2022	Examination in progress	**16/03/2041**
Australia	2021239084	16/03/2021			Examination in progress	**16/03/2041**
Brazil	BR 112022018440-9	16/03/2021			Examination in progress	**16/03/2041**
Canada	3,175,130	16/03/2021			Examination in progress	**16/03/2041**
Europe	21714436.9	16/03/2021	4121005	25/01/2023	Examination in progress	**16/03/2041**
India	202227058210	16/03/2021			Office Action due: **May 03, 2026**	**16/03/2041**
Israel	296268	16/03/2021			Examination in progress	**16/03/2041**
Japan	P2022-552858	16/03/2021			Appeal proceedings; Deadline to File Divisional: **Feb 28, 2026**	**16/03/2041**
Mexico	MX/a/2022/011464	16/03/2021	MX/a/2022/011464	13/12/2022	Examination in progress	**16/03/2041**
New Zealand	793069	16/03/2021			Examination in progress	**16/03/2041**
USA	17/911,523	16/03/2021	US 2023-0105615-A1	06/04/2023	Examination in progress Office Action due: **Feb 17, 2026** – inst sent to agent + RCE + IDS	**16/03/2041**
USA	63/633,963	15/04/2024			Term Ended	**15/04/2044**
PCT	PCT/IL2025/050327	10/04/2025	WO 2025/220002	23/10/2025	National Phase due: **Oct 15, 2026**	**10/04/2045**

NASUS PHARMA

Nasus is Uniquely Positioned to Transform Care via Intranasal Delivery

Proprietary **Nasax** powder technology designed to enhance intranasal drug absorption

Lead product candidate NS002 is needle-free, convenient, and easily administered; aiming to offer an alternative to Epinephrine autoinjectors and directly addressing the currently unmet need

Multiple Phase 2 studies consistently demonstrated NS002 delivered Epinephrine faster and achieved higher peak concentration than EpiPen® in single and repeated dosing. Results pave the way for Phase 3 and de-risk future regulatory submissions

We believe that needle-free Epinephrine represents a significant opportunity in the large and growing anaphylaxis market

Nasax powder technology has potential for longer shelf-life

Robust asset pipeline planned for long term growth in multiple indications

Strong IP protection to 2038

NASUS PHARMA

Leadership Team

Udi Gilboa, *Co-Founder & Executive Chairman*

Mr. Gilboa is a prominent serial life sciences entrepreneur and the co-founder of multiple medical device and pharmaceutical companies. He co-founded and served as director and CFO of BioBlast Ltd (NASDAQ: ORPN), Alcobra Ltd (NASDAQ: ADHD), and Insuline Medical Ltd (TASE: INSU). Additionally, he co-founded Endospan, a late-stage endovascular company, and Ossio Ltd, a commercial-stage orthopedics company. Beyond his entrepreneurial ventures, Mr. Gilboa is the founder and managing partner of Top Notch Capital, a leading Israeli life sciences investment and merchant bank. He holds a Bachelor's degree and an M.B.A. from Tel Aviv University

Dan Teleman, *Chief Executive Officer*

Mr. Dan Teleman joined Nasus Pharma in January 2025, bringing over 20 years of pharmaceutical industry experience. He was most recently the CEO of Pharma Two B, developing a Parkinson's disease treatment. Previously, Dan served as Executive Partner at Israel Biotech Fund, Chairman of Tamarix Pharma, and Board member of 4C Biomed. As CEO of Atox Bio for 12 years, he led an NDA submission for Reltecimod, raised over $150M, and co-founded PainReform. Earlier, he held roles at Pharmos, Amgen, and others, focusing on business development, marketing, and sales. Dan holds an MBA from Duke University and an MSc in Biochemical Engineering from Ben Gurion University.

Dalia Megiddo, MD, *Co-Founder and Chief Development Officer*

Dr. Dalia Megiddo has managed two venture capital funds, 7 Health Ventures (2006–2010) and InnoMed Ventures (since 2000), and is the founder of several BioPharma and MedTech companies, including Chiasma (NASDAQ: CHMA), Alcobra (NASDAQ: ADHD), Bioblast (NASDAQ: ORPN), and Medingo (acquired by Roche). A leader in the healthcare investment community since 1999, she has served as a board member at Given Imaging, Elron, Foamix, Alcobra, and Bioblast. Dr. Megiddo is also a scientific-investment advisor to several Israeli academic institutions, including the Technion.Dr. Megiddo holds an MBA from Kellogg-Recanati and completed her medical studies at the Hebrew University's Hadassah Medical School, specializing in Family Medicine.

Eyal Rubin, MBA, *Executive Vice President and Chief Financial Officer*

Mr. Rubin joined Nasus in November 2025. He previously served as Chief Financial Officer and Senior Vice President of Protalix BioTherapeutics, Inc. (NYSE American: PLX) where he led financial operations, strategy, and capital markets activities. Prior to that, Mr. Rubin served as Chief Financial Officer of BrainStorm Cell Therapeutics, Inc. (Nasdaq:BCLI) and at Teva Pharmaceutical Industries Ltd. (NYSE:TEVA; TASE:TEVA) as Vice President and Head of Corporate Treasury. Mr. Rubin holds a BA in Business Management from the College of Management Academic Studies, Israel, and an MBA in Accounting and Finance from Bar-Ilan University, both summa cum laude.

Tair Lapidot, PhD, *VP of Pre-Clinical and Clinical Development*

Tair has 20+ years of experience, in the management of scientific projects and team leading, from early preclinical research, clinical trials, and regulatory submission. She has PhD. In Biochemistry from the Hebrew University, served as the Chief Scientific Officer of Algatech, Director at Tulip Medical, Analytical Manager at Chiasma, BiolineRx, and project manager at Compugen.

Carolina Abrutzky, *Vice President of CMC*

Carolina brings three decades of global pharmaceutical leadership, combining deep expertise in CMC development, regulatory strategy, and international operations. Her experience spans senior roles at Teva Pharmaceutical Industries Ltd. (NYSE:TEVA; TASE:TEVA), Nutrinia, Intec Pharma, and Able Therapeutics. Known for her strategic execution and resilience, Carolina excels at leading cross-functional teams and managing complex CMC processes from early development to commercialization.

Galia Temtsin Kryaz, Ph.D., *Director of Product Development*

Dr. Galia Temtsin Krayz is the Director of product Development. Dr. Temtsin Krayz has been involved in Life Science and Pharma for 25 years and is a well recognized and leading experts in these fields. An inventor of different proprietary technologies such as SolumerTM-oral; Omexa -transmucosal sublingual and Nasax – intranasal. Dr. Temtsin Krayz most recently held the position of CEO at Solubest Ltd., where she had worked for 15 years and had various positions of increasing responsibility from researcher to CEO. Prior to Solubest, she served at Perrigo (Chemagis, Israel), as a project manager. Dr. Temtsin Krayz has both academic and industrial experience in organic synthesis, process development of APIs and different drug delivery systems. Dr. Temtsin Krayz holds a B.A. in chemical education with top honors from Moscow Teachers Institute, Russia. M.Sc.and a Ph.D. in chemistry with specialization in organic chemistry and nanomaterials from Ben-Gurion University of the Negev, Beer-Sheva, Israel. MBA in BioMed from The College of Management, Academic Studies, Rishon Le Zion, Israel

NASUS PHARMA

A NEW FRONTIER IN INTRANASAL DRUG DELIVERY

A clinical-stage pharmaceutical company leveraging its proprietary powder-based intranasal technology to develop innovative intranasal products to treat emergency medical conditions



Ticker **NSRX** Exchange **NYSE American**

NS002:

NP002: PILOT STUDY



NP002: NS002 Pilot Study Overview

Study goal: Test NS002's Epinephrine bioavailability following allergenic challenge

PK/PD measurements: plasma Epinepherine, Tmax, T100, AUC, SBP, HR

12 healthy adults with allergic rhinitis (9 male, 3 female)

Screening: positive to skin allergen test

Period 1

Day 1	Day 2	Day 3
Single IM injection of EpiPen® **0.3mg**	Nasus Product in one nostril **1.6mg**	Nasal allergen challenge + Nasus **1.6mg**
PK samples	**PK samples**	**PK samples**

2-3 weeks washout

Period 2

Day 1	Day 2
Nasus Product 1.6mg in each nostril. **Total 3.2mg**	Nasal allergen challenge + Nasus Product 1.6mg in each nostril. **Total 3.2mg**
PK samples	**PK samples**

NASUS PHARMA

Tmax – time to peak epinephrine concentration ; T100 – time to therapeutic threshold of 100pg/ml epinephrine; AUC – area under curve SBP – systolic blood pressure; DBP – diastolic blood pressure; HR – pulse rate

NP002: Faster, Higher and Sustained Absorption in Critical Therapeutic Window

Pilot Study Pharmacokinetics (PK)

Plasma epinephrine – geometric mean – 60 min.

n=12



Plasma epinephrine (pg/mL)
700
600
500
400
300
200
100
0
0
10
20
30
40
50
60
Time (min.)
EpiPen 0.3
Nasus 1.6mg
Nasus 1.6mg+Allergen challenge
Nasus 3.2mg
Nasus 3.2mg+Allergen challenge

NASUS PHARMA

NS002 vs. EpiPen®: Shorter Tmax and T100 and Higher Absorption

Pilot study PK – baseline corrected time medians



Tmax median (min.) n=12
Tmax (min.)
20.00
15.00
10.00
5.00
0.00
9.00
16.50
8.98
5.99
2.50
EpiPen
Nasus 1.6mg
Nasus 1.6mg+Allergic challenge
Nasus 3.2mg
Nasus 3.2mg+Allergic challenge



T100 pg/mL (minutes) median n=12
T100 (min.)
5.0
4.0
3.0
2.0
1.0
0.0
3.0
4.5
3.0
3.0
1.0
EpiPen
Nasus 1.6mg
Nasus 1.6mg+Allergic challenge
Nasus 3.2mg
Nasus 3.2mg+Allergic challenge

★ Statistically significantly shorter than EpiPen® p<0.05

Area Under Curve



AUC 0-30min. Geometric mean n=12
AUC hr*pg/mL
111
23
45
58
156
EpiPen®
Nasus 1.6mg
Nasus 1.6mg+Allergenic challenge
Nasus 3.2mg
Nasus 3.2mg+Allergenic challenge



AUC 0-8hr. Geometric mean n=12
AUC hr*pg/mL
396
235
337
561
598
EpiPen®
Nasus 1.6mg
Nasus 1.6mg+Allergenic challenge
Nasus 3.2mg
Nasus 3.2mg+Allergenic challenge

NASUS PHARMA

* None of the studies of NS002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size. Tmax – time to peak epinephrine concentration ; T100 – time to therapeutic threshold of 100pg/ml epinephrine

NS002 Pharmacodynamic Response Tracks EpiPen® and Kept Within Normal Limits

Pilot study pharmacodynamics (PD)



Systolic Blood Pressure n=12
SBP (mm Hg)
125
120
115
110
105
100
0
0.25
0.5
0.75
1
1.25
1.5
1.75
2
2.25
2.5
2.75
3
3.25
3.5
3.75
4
Time from administration (h)
EpiPen
Nasus 1.6mg normal condition
Nasus 1.6mg allergenic challenge
Nasus 3.2mg normal condition
Nasus 3.2mg allergenic challenge



Heart Rate n=12
HR (BPM)
95
90
85
80
75
70
65
60
0
0.25
0.5
0.75
1
1.25
1.5
1.75
2
2.25
2.5
2.75
3
3.25
3.5
3.75
4
Time from administration (h)
EpiPen
Nasus 1.6mg normal condition
Nasus 1.6mg allergenic challenge
Nasus 3.2mg normal condition
Nasus 3.2mg allergenic challenge

NASUS PHARMA

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

NASUS PHARMA

NS002:

NP006: PHASE 2 SINGLE DOSE STUDY



NP006: NS002 Phase 2 Study Designed to Assess Safety and Tolerability of Single Dose Administration



Screening
12 healthy
volunteers, age 18-55
Arm 1: N=6
A
EpiPen®
1 week
B
Nasus spray 3.6mg
in one nostril
1 week
C
Nasus spray 4.0mg
in one nostril
Arm 2: N=6
B
Nasus spray 3.6mg
in one nostril
1 week
A
EpiPen®
1 week
C
Nasus spray 4.0mg
in one nostril

On each dosing day:

PK sampling:
-1 to 2hr. (13 samples)
Plasma Epinephrine, AUC, Cmax, Tmax, T100

Vital signs: Blood pressure, Heart rate, Respiratory rate and ECG: pre-dose to 2hr.

T100 – time to therapeutic threshold of 100pg/ml epinephrine; Cmax – highest concentration of epinephrine achieved in bloodstream; Tmax – time to peak epinephrine concentration; AUC – area under curve

More Subjects Achieved Epinephrine Threshold with NS002 Compared to EpiPen®

NP006 Phase 2 PK results

Plasma Epinephrine Results

12 healthy subjects



Comparison of Plasma Epinephrine (baseline adjusted) in Healthy Volunteers - Geometric mean-30min
Mean plasma Epinephrine (pg/mL)
350
300
250
200
150
100
50
0
0
5
10
15
20
25
30
Time (min)
EpiPen®
Nasus 4.0mg
Nasus 3.6mg

	6min
EpiPen®	55 %
Nasus 3.6mg	72 %
Nasus 4.0mg	**91%**

Proportion of subjects achieving clinical threshold of 100pg/mL at 6min

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

NS002 Single Dose vs. EpiPen©: Higher Cmax, Shorter Tmax and T100

Phase 2 Results - Cmax, Tmax and T100pg/mL


Cmax (Geometric mean + SD) n=12
Mean Cmax (pg/mL)
1400
1200
1000
800
600
400
200
0
360.48
338.4
477.02
EpiPen
Nasus 3.6mg
Nasus 4.0mg


Tmax (median, minutes) n=12
Median Tmax (min.)
16
14
12
10
8
6
4
2
0
15
7
10
EpiPen
Nasus 3.6mg
Nasus 4.0mg


T100pg/mL (median, minutes) n=12
Median T100 (min.)
10
9
8
7
6
5
4
3
2
1
0
9
4
4
EpiPen
Nasus 3.6mg
Nasus 4.0mg

NASUS PHARMA

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

NS002 Achieved Higher Absorption vs. EpiPen® in the Critical Therapeutic Window

Phase 2
PK results



Mean AUC0-4min +SD n=12
Mean AUC h*pg/mL
70
60
50
40
30
20
10
0
5.85
14.17
27.44
EpiPen
Nasus 3.6mg
Nasus 4.0mg
Mean AUC0-10min +SD n=12
140
120
100
80
60
40
20
0
27.38
50.99
63.96
Mean AUC0-20min +SD n=12
250
200
150
100
50
70.97
99.22
111.42
Mean AUC0-30min +SD n=12
350
300
250
200
150
118.79
133.89
153.89

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

NASUS PHARMA

NP006: NS002 Pharmacodynamic Response Tracks EpiPen® and Kept Within Normal Limits

Phase 2:
PD results



EpiPen
Nasus 3.6mg
Nasus 4.0mg
Systolic Blood Pressure n=12
Systolic BP (mean)
Time (min.)
Heart Rate n=12
HR (mean)
Time (min.)
Diastolic Blood Pressure n=12
Diastolic Blood Pressure (Mean)
Time (min.)
Respiration Rate n=12
RR (mean)
Time (min.)

NASUS PHARMA

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

NP006: Results Summary

NS002 Could Be a Compelling Alternative to Epinephrine Autoinjectors, with Faster, Greater and Well-Tolerated Epinephrine Delivery

01 NS002 reached the **Epinephrine therapeutic plasma threshold faster than EpiPen®**

02 Maximum Epinephrine absorption (Tmax) achieved **significantly faster compared to EpiPen®**

03 Nasax powder was **well tolerated with transient** mild symptoms

04 **No findings** at nasal examinations

05 **No SAEs reported**

NASUS PHARMA

* The NP006 study was not powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size. Nasal examinations assessed for epistaxis, bleeding, erosion/perforation/ulceration, redness/erythema, mucosal candidiasis , mucosal swelling

NASUS PHARMA

NS002:

NP007: PHASE 2 REPEATED DOSE AND NASAL ALLERGIC CHALLENGE STUDY



Study NP007: Designed to Compare Bioavailability, PK, PD and Safety of Single and Repeat Dosing with and without Nasal Allergic Challenge (NAC)



Group 1
n=25
50 healthy volunteers
(male and female)
with allergic rhinitis
Age 18-55
Group 2
n=25
Interim analysis
Week 1: Nasal allergic challenge NS002 4mg
Week 2: EpiPen® 0.3mg
Week 3: NS002 4mg
Week 4: 2xEpiPen® 0.3mg
R 1:1
Week 5: 2xNS002 4mg L+L nostril
2w washout
Week 7: Nasal allergic challenge 2xNS002 4mg L+L nostril
Week 5: 2xNS002 4mg R+L nostrils
2w washout
Week 7: Nasal allergic challenge 2xNS002 4mg R+L nostrils
R 1:1
Week 1: Nasal allergic challenge 2xNS002 4mg L+L nostril
Week 1: Nasal allergic challenge 2xNS002 4mg R+L nostrils
Week 2: 2xEpiPen® 0.3mg
Week 3: 2xNS002 4mg L+L nostril
Week 3: 2xNS002 4mg R+L nostril
Week 4: EpiPen® 0.3mg
Week 5: NS002 4mg
2w washout
Week 7: Nasal allergic challenge NS002 4mg

On each dosing day:

PK sampling:

-1 to 4hr. (14 samples)

PK/PD parameters: T100, Cmax, Tmax, AUC, SBP, DBP, PR, RR

NASUS PHARMA

T100 – time to therapeutic threshold of 100pg/ml epinephrine; Cmax – highest concentration of epinephrine achieved in bloodstream; Tmax – time to peak epinephrine concentration; AUC – area under curve SBP – systolic blood pressure; DBP – diastolic blood pressure; PR – pulse rate; RR – distance between R-waves

Study NP007 Strengthens NS002's Potential to be Best in Class

1. Phase 2 repeat dose study validates former PK and safety findings, further demonstrating attributes of nasal powder technology: Rapid and high delivery of epinephrine required in anaphylaxis.

2. NS002 demonstrated faster absorption:
    - Shorter Tmax and T100.
    - 91% of participants achieved 100pg/ml after single dose at 5 minutes.
    - 96% of participants achieved 100pg/ml after single dose at 10 minutes.

3. Cmax, and total AUC comparable or higher than EpiPen®.

4. Pharmacodynamic effects tracks EpiPen® response and kept within normal physiological limits.

5. NS002 was well tolerated across all 50 treated subjects:
    - No SAEs reported.
    - No CV AEs.
    - Most AEs were local in nature and self resolving, with 95% mild and 5% moderate.

NASUS PHARMA

Faster, Higher and Sustained Absorption in Critical Therapeutic Window


Single dose results:
Geometric mean +SE, 0.5hr
Plasma epinephrine concentration (pg/mL)
600
500
400
300
200
100
0
0
5
10
15
20
25
30
Time (min.)
A. NAC + IN spray
B. EpiPen
C. IN spray, normal conditions

NS002 Demonstrates Favorable PK vs. EpiPen®

Geometric mean plasma epinephrine concentration over time:


NP007 Ph2 interim analysis
Plasma Eipnephrine (pg/mL)
500
450
400
350
300
250
200
150
100
50
0
0
5
10
15
20
25
30
35
40
45
50
55
60
Time (min.)
Nasus (4mg) x1
NAC+ Nasus (4mg) x1
EpiPen x1

Neffy® PK vs. EpiPen®*

Neffy®'s Published Pharmacokinetic Data from FDA Approval Materials**



Epinephrine Geometric Mean Concentration-Time Profiles
ARS-1 2 mg with challenge (N=33)
ARS-1 2 mg without Challenge (N=36)
Adrenalin 0.3 mg (N=31)
Adrenalin 0.5 mg (n=31)
Plasma Concentration (pg/mL)
350
300
250
200
150
100
50
0
0
10
20
30
40
50
60
Time (min)

* The pharmacokinetic information presented above is based solely on publicly available data from the Neffy® FDA approval package. The Company has not conducted any head-to-head clinical trials comparing NS002 and Neffy®, and the studies referenced were conducted independently under different study designs, conditions, and patient populations. Accordingly, no direct comparisons between the pharmacokinetic profiles of NS002 and Neffy® should be made or inferred.

**Source: FDA approval package for Neffy® (NDA/BLA No. 214697, 2023)

NS002 Single Dose vs. EpiPen® : Higher Cmax, Shorter Tmax and T100


Cmax (pg/mL)
Geometric mean
Cmax (pg/mL)
900
800
700
600
500
400
300
200
100
0
505.03
547.52
654.58
A. NAC + IN spray
B. EpiPen
C. IN spray, normal conditions
Tmax (min.)
median
Time (min.)
16
14
12
10
8
6
4
2
0
4.2
15
10.8
A. NAC + IN spray
B. EpiPen
C. IN spray, normal conditions
T100 (min.)
median
Time (min.)
3.5
3
2.5
2
1.5
1
0.5
0
0.53
3.01
1
A. NAC + IN spray
B. EpiPen
C. IN spray, normal conditions

NASUS PHARMA

NS002 Achieved Higher Absorption than EpiPen® in Critical Therapeutic Window


Comparison of AUC at 2.5-240 minutes
1000.0
100.0
10.0
1.0
pg/mL*hr
7.1
4.3
2.0
A. NAC + IN spray Geometric mean
B. EpiPen Geometric mean
C. IN spray, normal conditions Geometric mean
AUC0-2.5min
AUC0-5min
AUC0-10min
AUC0-20min
AUC0-30min
AUCt

NASUS PHARMA

More Subjects Achieved Epinephrine Threshold with NS002 compared to EpiPen®


Proportion (%) who reached 100pg/mL
Proprtion reached 100pg/mL (%)
110
100
90
80
70
60
50
40
30
20
10
0
77.8
60.9
33.3
88.9
91.3
66.7
92.6
95.7
83.3
92.6
95.7
87.5
96.3
95.7
87.5
0
2.5
5
7.5
10
15
Time (min.)
A. NAC + IN spray
C. IN spray, normal conditions
B. EpiPen

NASUS PHARMA

Subject Achieving Epinephrine Threshold with Neffy*

Time to reach 100 pg/mL (minutes) median

Single dose	Double dose
ARS "Neffy" 9	ARS "Neffy*" x2 7-9

Subjects who reached 100 pg/ml within 60 minutes

	Single dose	Double dose	
Time (minutes)	ARS "Neffy*"	ARS "Neffy*" x2	
		L/R	R/R
5	18%	25%	20%
10	55%	55%	50%
30	82%	95%	100%
60	82%	95%	100%

NASUS PHARMA

*ARS data were extracted from published graphs in FDA approval package: Clinical Pharmacology Reviewer. Study EPI16. NDA/BLA# 214697 . 2023

NS002 Pharmacodynamic Response Tracks EpiPen® and Kept Within Normal Limits

Median change from baseline - Systolic blood pressure (Single dose)



A. NAC+ Nasus 4mg
B. EpiPen
C. Nasus 4mg
Median change (mm Hg)
20
15
10
5
0
-5
-10
0
20
40
60
80
100
120
Time (min.)

Baseline mm Hg (median):

NAC+Nasus x1	EpiPen	Nasus x1
119	114	114

Median Change from baseline- Diastolic blood pressure (Single Dose)



A. NAC+ Nasus 4mg
B. EpiPen
C. Nasus 4mg
Change from baseline (mm Hg)
20
15
10
5
0
-5
-10
0
20
40
60
80
100
120
Time (min.)

Baseline mm Hg (median):

NAC+Nasus x1	EpiPen	Nasus x1
70	67	66

NS002 Pharmacodynamic Response Tracks EpiPen® and Kept Within Normal Limits Cont.

Median change from baseline- Heart rate (Single dose)



A. NAC+ Nasus 4mg
B. EpiPen
C. Nasus 4mg
HR Median change (BPM)
20
15
10
5
0
-5
-10
0
20
40
60
80
100
120
Time (min.)

Baseline BPM (median):

NAC+Nasus x1	EpiPen	Nasus x1
76	75	73

Repeat Dosing Continues to Demonstrate Faster, Higher and Sustained Absorption in a Dose Proportional Manner



Normal conditions:
Geometric mean+SE, 0.5hr
D. EpiPen * 2 (L/R)
E1. IN * 2 (L/L), normal conditions
E2. IN * 2 (L/R), normal conditions
Plasma epinephrine concentration (pg/mL)
Time (min.)



NAC conditions:
Geometric mean+SE, 0.5hr
D. EpiPen * 2 (L/R)
F1. NAC + IN * 2 (L/L)
F2. NAC + IN * 2 (L/R)
Plasma epinephrine concentration (pg/mL)
Time (min.)

NS002 Repeated Dosing vs. EpiPen©: Higher Cmax, Shorter Tmax and T100



Cmax (pg/mL)
Geometric mean
Cmax (pg/mL)
1400
1200
1000
800
600
400
200
0
879.26
831.47
1087.93
923.13
817.32
D. EpiPen * 2 (L/R)
E1. IN * 2 (L/L), normal conditions
E2. IN * 2 (L/R), normal conditions
F1. NAC + IN * 2 (L/L)
F2. NAC + IN * 2 (L/R)



Tmax (min.)
median
Time (min.)
25
20
15
10
5
0
19.2
16.8
15.6
19.2
13.2
D. EpiPen * 2 (L/R)
E1. IN * 2 (L/L), normal conditions
E2. IN * 2 (L/R), normal conditions
F1. NAC + IN * 2 (L/L)
F2. NAC + IN * 2 (L/R)



T100 (min.)
median
Time (min.)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.7
0.87
0.62
1.01
0.88
D. EpiPen * 2 (L/R)
E1. IN * 2 (L/L), normal conditions
E2. IN * 2 (L/R), normal conditions
F1. NAC + IN * 2 (L/L)
F2. NAC + IN * 2 (L/R)

NASUS PHARMA

More Subjects Achieve Epinephrine Threshold with NS002 Compared EpiPen®

Time to reach 100 pg/mL (minutes) median

Single dose		Double dose	
Nasus x1	EpiPen® (Nasus study)	Nasus x2	EpiPen® x2
1.0	3.1	0.6-0.9	2.7

Subjects who reached 100 pg/ml within 60 minutes

	Single dose		Double dose	
Time (minutes)	Nasus x1	EpiPen® (Nasus study)	Nasus x2	EpiPen® x2 (Nasus study)
5	91%	67%	90%	75%
10	96%	86%	90%	88%
30	96%	100%	100%	96%
60	96%	100%	100%	100%

NASUS PHARMA

NS002 Repeat Dosing Achieved Higher Absorption vs. EpiPen® in Critical Therapeutic Window



AUC during first 10 minutes
AUC pg/ml*hr
0
10
20
30
40
50
60
AUC0-2.5min
AUC0-5min
AUC0-10min



AUC at 20 and 30 minutes
AUC pg/ml*hr
0
50
100
150
200
250
300
350
AUC0-20min
AUC0-30min
D. EpiPen * 2 (L/R) Geometric mean
E1. IN * 2 (L/L), normal conditions Geometric mean
E2. IN * 2 (L/R), normal conditions Geometric mean
F1. NAC + IN * 2 (L/L) Geometric mean
F2. NAC + IN * 2 (L/R) Geometric mean

NS002 Repeat Dosing Tracks EpiPen® and Kept Within Normal Limits

Median change from baseline - **Systolic blood pressure (Normal conditions)**



D. EpiPen x2 (L/R)
E1. IN x 2 (L/L) normal conditions
E2. E2. IN x 2 (L/R) normal conditions
Median change (mm Hg)
Time (min.)
30
20
10
0
-10
0
20
40
60
80
100
120

Baseline mm Hg (median):

EpiPen x2	Nasus x 2 (L/L)	Nasus x 2 (L/R)
115	111	116

Median change from baseline - **Systolic blood pressure (NAC conditions)**)



D. EpiPen x2 (L/R)
F1. NAC + IN x 2 (L/L)
F2. NAC + IN x 2 (L/R)
Median change (mm Hg)
Time (min.)
30
20
10
0
-10
0
20
40
60
80
100
120

Baseline mm Hg (median):

EpiPen x2	NAC + Nasus x2 (L/L)	NAC + Nasus x2 (L/R)
115	114	116

NASUS PHARMA

NS002 Repeat Dosing Tracks EpiPen® and Kept Within Normal Limits Cont.

Median Change from baseline- Diastolic blood pressure (Normal conditions)



D. EpiPen x2 (L/R)
E1. IN x 2 (L/L) normal conditions
E2. E2. IN x 2 (L/R) normal conditions
Change from baseline (mm Hg)
30
20
10
0
-10
0
20
40
60
80
100
120
Time (min.)

Baseline mm Hg (median):

EpiPen x2	Nasus x 2 (L/L)	Nasus x 2 (L/R)
68	65	65

Median Change from baseline- Diastolic blood pressure (NAC conditions)



D. EpiPen x2 (L/R)
F1. NAC + IN x 2 (L/L)
F2. NAC + IN x 2 (L/R)
Change from baseline (mm Hg)
30
20
10
0
-10
0
20
40
60
80
100
120
Time (min.)

Baseline mm Hg (median):

EpiPen x2	NAC + Nasus x2 (L/L)	NAC + Nasus x2 (L/R)
68	66	65

NASUS PHARMA

NS002 Repeat Dosing Tracks EpiPen® and Kept Within Normal Limits Cont.

Median change from baseline- **Heart rate (Normal conditions)**



HR Median change (BPM)
30
20
10
0
D. EpiPen x2 (L/R)
E1. IN x 2 (L/L) normal conditions
E2. E2. IN x 2 (L/R) normal conditions
0
20
40
60
80
100
120
Time (min.)

Baseline BPM (median):

EpiPen x2	Nasus x 2 (L/L)	Nasus x 2 (L/R)
75	72	79

Median change from baseline- **Heart rate (NAC conditions)**



HR Median change (BPM)
30
20
10
0
-10
D. EpiPen x2 (L/R)
F1. NAC + IN x 2 (L/L)
F2. NAC + IN x 2 (L/R)
0
20
40
60
80
100
120
Time (min.)

Baseline BPM (median):

EpiPen x2	NAC + Nasus x2 (L/L)	NAC + Nasus x2 (L/R)
75	71	81

NASUS PHARMA

NASUS PHARMA

NS001: INTRANASAL NALOXONE



Pivotal Study Validated the Superiority of Powder over Liquid, Demonstrating Nasax Platform Delivers Naloxone Faster Compared to Narcan®



Mean Plasma
Nasus
Narcan
Plasma Unconjugated Naloxone (ng/mL)
9
8
7
6
5
4
3
2
1
0
0.033
0.067
0.100
0.133
0.167
0.250
0.333
0.416
0.500
Time (h)

Mean AUC: 4,10 20 min



3.0
2.5
2.0
1.5
1.0
0.5
Mean AUC hr*ng/mL
** P=0.012
** P=0.048
** P=0.005
Nasus
Narcan

In our phase 3 (n=42) intranasal naloxone study (NS-001), our formulation provided faster delivery and higher mean absorption of naloxone compared to Narcan®

The results of our phase 3 study further validated our Nasax technology and demonstrate the potential success of NS002

NS001 is available for partnering